UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report

Skyworks Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-05560
(State or other jurisdiction of incorporation)	(Commission File Number)

5260 California Avenue, Irvine, CA	92617
(Address of principal executive offices)	(Zip Code)

Robert J. Terry Senior Vice President, General Counsel and Secretary 949-231-3000
(Name and telephone number, including area code, of the person to contact with in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Skyworks Solutions, Inc. (the “Registrant”), has prepared a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. This Conflict Minerals Report includes the disclosures required pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934. The Registrant has disclosed its Conflict Minerals Report on its website, www.skyworksinc.com/Sustainability. The information contained on the Registrant’s website is not incorporated by reference in this Specialized Disclosure Report on Form SD.

Item 1.02 Exhibit

See Item 1.01 and Item 3.01.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Skyworks Solutions, Inc.

May 27, 2022	By:	/s/ Robert J. Terry
	Name:	Robert J. Terry
	Title:	Senior Vice President, General Counsel and Secretary